SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aerpio Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00810B105
(CUSIP Number)

Scott Epstein
Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810B105	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,500,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,500,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00810B105	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,500,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,500,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00810B105	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 9987 Carver Road, Cincinnati, Ohio 45242.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Avoro Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), and Behzad Aghazadeh ("Dr. Aghazadeh," and together with the Investment Manager, the "Reporting Persons"). Dr. Aghazadeh serves as the portfolio manager and controlling person of the Investment Manager.

(b)	The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.

(c)	The Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and is engaged in the business of providing investment advisory and management services to investment companies registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients. The principal business of Mr. Aghazadeh is to serve as portfolio manager and controlling person of the Investment Manager.

(d)	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

CUSIP No. 00810B105	SCHEDULE 13D	Page 5 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,500,000 shares of Common Stock reported herein are held on behalf of accounts managed by the Investment Manager ("Accounts") and by Avoro Life Sciences Fund LLC, a Delaware limited liability company (the "Fund") and were acquired by the Investment Manager for an aggregate purchase price of approximately $8,371,485 including brokerage commissions, using the cash reserves of the Fund and Accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On May 16, 2021, the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aadi Bioscience, Inc., a Delaware corporation ("Aadi"), and Aspen Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Aadi ("Merger Sub"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Aadi will be merged with and into Merger Sub (the "Merger") at the effective time of the Merger, with Aadi continuing after the Merger as the surviving company and a wholly-owned subsidiary of the Issuer. Dr. Aghazadeh will join the board of the combined company upon the closing of the Merger.

On May 16, 2021, the Issuer entered into a Subscription Agreement (the "Avoro Subscription Agreement") with the Fund as well as other subscription agreements (collectively, the "Subscription Agreements") with other investors (collectively, the "PIPE Investors").

Pursuant to the Subscription Agreements, the Issuer agreed to sell shares of Common Stock (in the form of shares of Common Stock and/or pre-funded warrants to acquire Common Stock) for an aggregate purchase price of $155,000,000 (collectively, the "PIPE Financing"). The closing of the PIPE Financing is expected to occur concurrently with, and is conditioned upon, the closing of the Merger.

The foregoing summary of the Avoro Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 00810B105	SCHEDULE 13D	Page 6 of 10 Pages

At the closing of the PIPE Financing, in connection with the Subscription Agreements, the Issuer will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file a resale registration statement with the Securities and Exchange Commission (the "SEC") within 30 calendar days following the closing of the PIPE Financing. The Issuer will be required to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 60 calendar days of the closing of the PIPE Financing (or within 90 calendar days if the SEC reviews the registration statement).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is Exhibit C to the Subscription Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

In the ordinary course of the Reporting Persons' business, the Reporting Persons have engaged in, and intend to continue to engage in, communications with management and/or members of the board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer's operations, management, organizational documents, the composition of the board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in short selling of or any hedging or similar transactions with respect to the Securities. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 00810B105	SCHEDULE 13D	Page 7 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 47,371,482 shares of Common Stock outstanding as of May 12, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed by the Issuer with the SEC on May 17, 2021.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	All information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated by reference herein.

(d)	See Item 3. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein and in Item 4 above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated June 4, 2021.

2	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021)

CUSIP No. 00810B105	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 00810B105	SCHEDULE 13D	Page 9 of 10 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/20/2021	1,750,000	1.92	1.90-1.98
05/21/2021	250,000	1.98	1.98-2.00
05/24/2021	100,000	1.74
05/25/2021	100,000	1.73
05/26/2021	100,000	1.70
05/27/2021	1,900,000	1.80	1.70-1.81
05/28/2021	100,000	1.72
06/02/2021	100,000	1.81
06/03/2021	100,000	1.85	1.82-1.86

CUSIP No. 00810B105	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 4, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH